THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

November 21, 2013

Filer Desk
Mail Stop 3040
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

> **Re: REIA Investments, LLC**
> **Amendment No. 4 to Offering Statement on**
> **Form 1-A Filed August 13, 2013**
> **File No. 024-10341**

Dear Mr. Dang,

Please see the responses to your comments below.

General

1. Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F. Street N.E., Washington, D.C. 20549. Please do not include the names of any of the reviewers.

   We will send all correspondence to the Filer desk without and names of the reviewers.

Risk Factors, page 7

2. You have a risk factor referring to your "repurchase program" on page 8. If you are referring to member withdrawal, please revise to use consistent terminology. Also, please include, as your second risk factor, a discussion of the fact that requests for withdrawal are subject to the sole discretion of the Manager.

   We have added the following:

   The Manager has the sole discretion to honor withdrawal requests which makes our Units illiquid.

Although the Company has a Withdrawal Policy in place, withdrawal are at the sole discretion of the Manager. If the Manager, in its discretion, believes that a withdrawal by a Member will disrupt the Company or other Members, the Manager may elect to not honor a withdrawal request. If the Manager is not able to honor the withdrawal request, the requesting Member may need to wait until the Company is dissolved and all the Members' Units are redeemed.

Our auditors have substantial doubt…, page 7

3. Please remove the reference to your auditor in this risk factor as your financial statements are now unaudited.

   We have removed the references to our previous auditor.

Capitalization, page 34

4. We have reviewed your response to prior comment 3 and the related revisions to your disclosure. It is still not clear why you believe the amount of Retained Earnings/(Deficit) will change as a result of the offering. Please clarify to us how the offering will have any effect on Retained Earnings/(Deficit).

   We have updated this to reflect our current Deficit of $25,676.

Summary of Operating Agreement, page 45

5. We note your responses to comments 6-9. It appears that quarterly cash distributions, if any, are based on "percentage interests in the Company… on Capital Contributions" while liquidation distributions and withdrawals are based on Capital Account balances. Please revise to discuss the significance of the distinction or advise.

   We have updated throughout this document and in the Operating Agreement to reflect the "Capital Account Balance" as this is more accurate.

Withdrawal from Fund, page 49

6. We note your response to comment 8. In the prior section, you indicate that the capital account is reduced "by the amount of cash distributions…." Please revise this section for consistency.

   The section entitled "Capital Account Maintenance" was not accurate. We have updated it to read as follows:

   The Manager will establish a capital account for each Preferred Member which will, upon admission to the Company, be credited with the amount paid by such Preferred Member for the purchase of Units. Thereafter, Preferred Members' capital account balance will be increased on a quarterly basis by: (i) the Preferred Members' pro rata share of any net income earned by the Company in such period; and (ii) any additional capital contributions made by the Preferred Members during such period through the purchase of additional Units. Preferred Members' Capital Account Balance will be reduced on a quarterly basis by any allocated losses or by a return of Capital Contribution made to the Preferred Members.

7. In connection with the preceding comment, please discuss the factors, if any, the Manager will consider in deciding to satisfy withdrawal requests. Does the Manager have the discretion to grant withdrawal for some members but not others that are submitted in the same quarter?

    We have made some significant changes to our Withdrawal Policy for clarity. Furthermore, we have added the following language that will satisfy this comment:

    If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any assets for the purpose of liquidating the capital account of withdrawing Members if the market conditions do not provide an advantageous opportunity for liquidation. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Request.

    Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations..

8. We note your response to comment 9. Please clarify if the Manager will notify members that their requests will be satisfied at quarter end. If so, discuss the time frame that such notice will be provided.

    We have added language clarifying that the members will get notification that there requests will be satisfied by the end of the quarter.

Financial Statements, page F-1

9. Please remove reference to the Report of Independent Auditor from the financial statements index.

    Referenced removed to the Independent Auditor from the financial statements index.

10. Please clearly label all financial statements for the period ended December 31, 2012 as unaudited.

    We have labeled all Financial Statements for period ending December 31, 2012 as unaudited.

Balance Sheet, page F-3

11.   Please include a line item for the sum of total liabilities and member's equity on your balance sheet. This comment is also applicable to the balance sheet presented on page F-7.

        This has been added to both balance sheets.

Statements of Operations, page F-8

12.   The sum of operating costs for the three months ended September 30, 2013 and the period from inception through September 30, 2013 exceed the total operating costs of $1,705 and $24,926 for each respective period. Please revise as necessary.

        Total Operating costs for each period have been revised to reflect the correct amount.

Statements of Cash Flow, page F-10

13.   The sum of the operating items in your statement of cash flows for the nine months ended September 30, 2013 does not agree to the total cash used in operating activities of $10,405. Please revise as necessary.

        The sum of the operating items has been updated to the correct number.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.

Enclosures